Exhibit 99.1

Press Release	Media contact
Christine Peters
T +49 160 60 66 770
Christine.Peters@FreseniusMedicalCare.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609 2525
Dominik.Heger@FreseniusMedicalCare.com

www.freseniusmedicalcare.com

Fresenius Medical Care accelerates income growth to 23% in the second quarter of 2026 while advancing its strategic agenda

•	Organic revenue growth[1] of 5% with growth in all operating segments

•	Operating income[2] grew by 23%, resulting in further margin expansion to 11.7%

•	Reported operating income grew by 10% and reported net income[3] decreased by 3%

•	Earnings per share[2] (EPS) increased by 28%, supported by the share buyback program

•	227 U.S. clinics converted to the 5008X CAREsystem with more than 600,000 treatments[4]

•	Reaffirms FY 2026 outlook

Bad Homburg, Germany (August 3, 2026) – “Fresenius Medical Care delivered another quarter of highly profitable growth, driven by solid organic revenue growth and improved profitability,” said Helen Giza, Chief Executive Officer of Fresenius Medical Care. “Care Delivery achieved strong operating income2 growth. Importantly, underlying operating income2 improved by 34% excluding the positive TDAPA effects, driven by rate improvements and benefits from revenue cycle management. The U.S. rollout of our innovative 5008X CAREsystem is progressing at speed, now available in 227 U.S. clinics, having performed more than 600,000 treatments. We are excited by the benefits we are seeing through early insights from our scientific research initiative BEACON-US and the potential for this therapy to significantly improve patient outcomes in the U.S.” Giza continued, “Operating income growth in the first half was in line with our planned phasing for the full year and we confirm our outlook for 2026. Through disciplined execution of the FME Reignite strategy, we are further improving the quality of patient care, investing in innovation and profitable future growth, addressing regulatory headwinds – creating long-term value for our shareholders.”

[1]	At constant currency, adjusted for certain reconciling items including revenue from acquisitions, closed or sold operations and differences in dialysis days
[2]	Adjusted for special items; growth rate at constant currency (if not stated otherwise); for further details please see the reconciliation attached to the press release
[3]	Net income attributable to shareholders of Fresenius Medical Care AG
[4]	Data as of July 24, 2026

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Key figures Q2 and H1 2026 (unaudited)

	Q2 2026	Q2 2025	Growth	Growth	H1 2026	H1 2025	Growth	Growth
	EUR m	EUR m	yoy	yoy, cc	EUR m	EUR m	yoy	yoy, cc
Revenue	4,861	4,792	1%	4%	9,473	9,673	-2%	3%
Operating income	466	425	10%	15%	752	757	-1%	5%
excl. special items[2]	569	476	20%	23%	1,036	933	11%	17%
Net income[3]	218	225	-3%	3%	336	376	-11%	-6%
excl. special items[2]	303	268	13%	17%	553	514	8%	13%
Basic EPS (EUR)	0.81	0.77	6%	13%	1.24	1.28	-4%	1%
excl. special items[2]	1.13	0.91	24%	28%	2.04	1.75	16%	22%

yoy = year-on-year, cc = at constant currency, EPS = earnings per share

Progress on FME Reignite

Fresenius Medical Care, the world’s leading provider of products and services for individuals with renal disease, continues the focused execution of its FME Reignite strategy. The strategy focuses on strengthening core operations, driving profitable growth and innovation, and advancing the company culture.

After initiating the large-scale launch of the innovative 5008X CAREsystem in the U.S. in early 2026, the upscaling of production at Care Enablement and accelerated machine replacement at Care Delivery is progressing at speed. By today, around 10% of dialysis machines in Fresenius Medical Care clinics in the U.S. were replaced by the new system, well on track for the full year target of around 20%. As more clinics transitioned to the 5008X CAREsystem, the number of performed treatments has increased to more than 600,000, thereof around 170,000 in HDF modality and already more than 100,000 in HVHDF modality. The early U.S. experience with HVHDF is encouraging, with many patients feeling better during and after dialysis – for example data showing 40% fewer muscle cramps. Early observations are tracking consistently with previously published international, randomized and real-world studies, including the landmark, EU-funded CONVINCE study, that collectively have associated HVHDF with fewer hospitalizations, fewer missed treatments, and improved survival outcomes compared with conventional hemodialysis.

During the second quarter of 2026, the FME25+ transformation program delivered EUR 67 million additional sustainable savings. Fresenius Medical Care successfully concluded the 2026 optimization plan of its U.S. dialysis clinic footprint by exiting around 100 clinics. The company retained the majority of its dialysis patients in neighboring clinics according to plan and expects the benefit of higher network efficiency to contribute to profitability in the second half of 2026. FME25+ one-time costs, including clinic closures cost, were treated as special items and amounted to EUR 42 million. The company expects EUR 250 million savings and EUR 350 million related one-time costs in 2026. FME25+ savings are expected to total EUR 1.2 billion by the end of 2027.

As part of the capital allocation framework, share buyback programs complement shareholder returns through dividends. Upon successful completion of the initial share buyback program on April 30, all 24.8 million repurchased shares were cancelled, thereby reducing the share capital by 8.5%. On May 26, a second program for a total volume of around EUR 1 billion (excluding ancillary costs) was announced and is being executed in tranches within 12 months. The first tranche was initiated on May 28 and is planned to end by December 15, 2026. As of June 30, 2,454,945 shares or 0.9% of total issued shares have been repurchased for a total investment amount of EUR 94 million.

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Solid organic revenue growth driven by all operating segments

In the second quarter of 2026, Group revenue increased by 1% compared to prior year (+4% at constant currency, +5% organic1) to EUR 4,861 million. Currency effects negatively impacted revenue development in all three operating segments. Divestitures realized as part of the portfolio optimization plan negatively affected the revenue development by 50 basis points.

Care Delivery revenue increased by 3% (+5% at constant currency, +7% organic1) to EUR 3,478 million. Divestitures realized as part of the portfolio optimization plan negatively affected the revenue development by 90 basis points.

In Care Delivery U.S., revenue increased by 3% (+6% at constant currency, +7% organic1) to EUR 2,897 million. TDAPA reimbursement regulations, favorable rate effects and lower implicit price concessions had a positive impact while exchange rates developed unfavorably. U.S. same market treatment growth came in at -0.9%.

In Care Delivery International, revenue increased by 3% (+5% at constant currency, +11% organic1) to EUR 581 million, driven by positive organic growth1. International same market treatment growth amounted to 0.8%.

Value-Based Care revenue increased by 6% (+9% at constant currency, +9% organic1) to EUR 536 million. The development in the quarter was driven by a higher number of member months and a positive effect from premium rates, partially offset by the changed risk contracting for one of the contracts.

Care Enablement revenue increased by 2% (+3% at constant currency, +3% organic1) to EUR 1,371 million. Positive pricing and volume development outside China, mainly driven by the sales of 5008X CAREsystem, were partly offset by negative impacts from volume-based procurement and stricter tender requirements in China.

Within Inter-segment eliminations5, revenue for services provided and products transferred between the operating segments at fair market value came in at negative EUR 524 million.

In the first half of 2026, Group revenue decreased by 2% (+3% at constant currency, +4% organic¹) to EUR 9,473 million. Significant currency effects negatively impacted revenue development in all three operating segments. Divestitures realized as part of the portfolio optimization plan negatively impacted the revenue development by 50 basis points. Care Delivery revenue decreased by 1% (+5% at constant currency, +7% organic1) to EUR 6,772 million, with Care Delivery U.S. decreased by 1% (+6% at constant currency, +7% organic1) to EUR 5,662 million and Care Delivery International decreasing by 1% (+2% at constant currency, +7% organic1) to EUR 1,110 million. Divestitures realized as part of the portfolio optimization plan negatively affected the revenue development of Care Delivery by 90 basis points and the revenue development of Care Delivery International by 4,700 basis points. U.S. same market treatment growth came in at -0.6% while international same market treatment growth amounted to 1.1%. Value-Based Care revenue decreased by 1% (+6% at constant currency, +6% organic1) to EUR 1,027 million. Care Enablement revenue decreased by 2% (+2% at constant currency, +2% organic1) to EUR 2,670 million. Inter-segment eliminations came in at negative EUR 996 million.

[5]	The company transfers products from the Care Enablement segment to the Care Delivery segment at fair market value. Services provided by the Care Delivery segment for patients managed under the Value-Based Care segment are also provided at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations”.

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Significant earnings growth and margin expansion

In the second quarter of 2026, Group operating income increased by 10% (+15% at constant currency) to EUR 466 million, resulting in a margin of 9.6% (Q2 2025: 8.9%). Operating income excluding special items significantly increased by 20% (+23% at constant currency) to EUR 569 million, resulting in a margin2 of 11.7% (Q2 2025: 9.9%).

Operating income in Care Delivery increased by 26% (+33% at constant currency) to EUR 435 million, resulting in a margin of 12.5% (Q2 2025: 10.2%). Operating income excluding special items significantly increased by 40% (+45% at constant currency) to EUR 527 million, resulting in a margin2 of 15.1% (Q2 2025: 11.2%). Compared to previous year, the strong improvement was driven by positive rate effects, a positive impact from TDAPA reimbursement regulations as well as savings from the FME25+ program. Special items include EUR 71 million impacts from the recommended revocation of the TAVNEOS® marketing authorization which led primarily to an impairment of intangible assets recorded by Vifor Fresenius Medical Care Renal Pharma Ltd., resulting in a negative impact on FME AG’s income from equity method investees.

Operating income in Value-Based Care improved to EUR 17 million, compared to a loss of EUR 9 million in the prior year, resulting in a margin of 3.2% (Q2 2025: -1.7%) Operating income excluding special items improved to EUR 18 million compared to a loss of EUR 9 million in the prior year, resulting in a margin2 of 3.3% (Q2 2025: -1.7%) and reflecting the quarterly earnings volatility, which is inherent to the business model. The improvement was driven by an enhanced savings rate and positive contributions from the FME25+ program.

Operating income in Care Enablement increased by 11% (+12% at constant currency) to EUR 99 million, resulting in a margin of 7.2% (Q2 2025: 6.6%). Operating income excluding special items decreased by 6% (-5% at constant currency) to EUR 111 million, resulting in a margin2 of 8.1% (Q2 2025: 8.7%). Compared to the previous year’s quarter, positive contributions from FME25+ program, the increased sales of 5008X CAREsystem as well as positive price and volume effects outside China contributed positively. This was offset mainly by inflationary cost increases as well as negative impacts from volume-based procurement and stricter tender requirements in China.

Operating income for Corporate amounted to a loss of EUR 46 million (Q2 2025: gain of EUR 7 million). Operating income excluding special items amounted to a loss of EUR 48 million (Q2 2025: loss of EUR 2 million). The development was mainly driven by the impacts from virtual power purchase agreements and the planned cost of the strategic IT platform investments.

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In the first half of 2026, Group operating income decreased by 1% (+5% at constant currency) to EUR 752 million, resulting in a margin of 7.9% (H1 2025: 7.8%). Operating income excluding special items increased by 11% (+17% at constant currency) to EUR 1,036 million, resulting in a margin2 of 10.9% (H1 2025: 9.6%). In Care Delivery, operating income increased by 6% (+16% at constant currency) to EUR 706 million, resulting in a margin of 10.4% (H1 2025: 9.8%). Operating income excluding special items significantly increased by 26% (+36% at constant currency) to EUR 924 million, resulting in a margin2 of 13.6% (H1 2025: 10.7%). In Value-Based Care operating income improved to EUR 6 million compared to a loss of EUR 6 million in the prior year, resulting in a margin of 0.6% (H1 2025: -0.5%). Operating income excluding special items improved to EUR 26 million compared to a loss of EUR 5 million in the prior year, resulting in a margin2 of 2.6% (H1 2025: -0.5%). In Care Enablement, operating income increased by 1% (+1% at constant currency) to EUR 186 million, resulting in a margin of 7.0% (H1 2025: 6.8%). Operating income excluding special items decreased by 3% (-2% at constant currency) to EUR 224 million, resulting in a margin2 of 8.4% (H1 2025: 8.5%). Operating income for Corporate amounted to a loss of EUR 85 million (H1 2025: loss of EUR 74 million). Operating income excluding special items amounted to a loss of EUR 77 million (H1 2025: loss of EUR 15 million).

Net income3 decreased by 3% compared to prior year (+3% at constant currency) to EUR 218 million in the second quarter of 2026. Net income excluding special items increased by 13% (+17% at constant currency) to EUR 303 million.

In the first half of 2026, net income3 decreased by 11% (-6% at constant currency) to EUR 336 million. Net income excluding special items increased by 8% (+13% at constant currency) to EUR 553 million.

Basic earnings per share (EPS) increased by 6% compared to prior year (+13% at constant currency) to EUR 0.81 in the second quarter of 2026, based on 268,438,292 shares. Basic EPS excluding special items increased by 24% (+28% at constant currency) to EUR 1.13.

In the first half of 2026, basic EPS decreased by 4% (+1% at constant currency) to EUR 1.24, based on 271,823,512 shares. Basic EPS excluding special items increased by 16% (+22% at constant currency) to EUR 2.04.

Strong operating cash flow, net leverage ratio stable around lower end of target corridor

In the second quarter of 2026, operating cash flow increased by 11% to EUR 860 million (Q2 2025: EUR 775 million), resulting in a margin of 17.7% (Q2 2025: 16.2%). In the first half of 2026, operating cash flow improved by 16% to EUR 1,087 million (H1 2025: EUR 938 million). The related margin came in at 11.5% (H1 2025: 9.7%). Both developments were mainly driven by favorable working capital development.

Free cash flow6 remained stable at EUR 625 million in the second quarter of 2026 (Q2 2025: EUR 628 million), resulting in a margin of 12.9% (Q2 2025: 13.1%). In the first half of 2026, Fresenius Medical Care increased free cash flow by 2% to EUR 665 million (H1 2025: EUR 649 million), resulting in a margin of 7.0% (H1 2025: 6.7%).

[6]	Net cash provided by / used in operating activities, after capital expenditures, before acquisitions, investments, and dividends

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Total net debt and lease liabilities increased by 6% to EUR 9,902 million (Q2 2025: EUR 9,315 million). The net leverage ratio (net debt/EBITDA) remained stable at 2.6x in Q2 2026 (Q1 2026: 2.6x) and continues to be around the lower end of our 2.5x to 3.0x target band.

Patients, clinics and employees

As of June 30, 2026, Fresenius Medical Care treated 289,610 patients in 3,513 dialysis clinics worldwide and had 107,226 employees globally.

Outlook 2026 reaffirmed

In 2026, Fresenius Medical Care expects revenue growth1 to be broadly flat compared to prior year. The company expects operating income2 to remain on a consistent level, with a range between a positive and negative mid-single digit percent growth rate compared to prior year.

The expected growth rates for 2026 are at constant currency and excluding special items in operating income. The 2025 basis for the revenue outlook is EUR 19,628 million and for the operating income outlook is EUR 2,212 million.

Investor conference call

Fresenius Medical Care will host a conference call for analysts and investors to discuss the results of the second quarter, on August 4, 2026, at 10 a.m. CEST / 4:00 a.m. EDT. Details are available on the Fresenius Medical Care website in the “Investors” section. A replay and a transcript will be available shortly after the call.

Please refer to our statement of earnings included at the end of this press release and to the attachments as separate PDF files for a complete overview of the results of the second quarter of 2026. Our form 6-K disclosure provides more details.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,513 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 290,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

The CONVINCE study was exclusively supported by the European Commission Research & Innovation, Horizon 2020, Call H2020-SC1-2016-2017 under the topic SC1-PM-10-2017: Comparing the effectiveness of existing healthcare interventions in the adult population (grant no 754803).

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